Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                                October 6, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 8901
               Diversified Fixed Income ETF Portfolio, Series 45
                                 (the "Trust")
                      CIK No. 1816886 File No. 333-248645
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. THE DISCLOSURE STATES FIXED INCOME CLASSES INCLUDE "INVESTMENT GRADE AND HIGH-YIELD CORPORATE BONDS, MORTGAGE BONDS AND OTHER MORTGAGE-BACKED SECURITIES, SENIOR LOANS, TREASURY BONDS AND AGENCY BONDS." PLEASE INCLUDE PRINCIPAL RISK DISCLOSURE REGARDING MORTGAGE BONDS. ALSO, THE DISCLOSURE SHOULD EXPLAIN DIFFERENCE BETWEEN MORTGAGE BONDS AND OTHER MORTGAGE-BACKED SECURITIES.

      Response: In accordance with the Staff's comment, the reference to "mortgage bonds" will be removed from the above referenced disclosure.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        Chapman and Cutler LLP


                                                        By /s/ Daniel J. Fallon
                                                           ____________________
                                                           Daniel J. Fallon